GRIPEVINE INC.

1282 Cornwall Road

Oakville, Ontario

Canada L6J 7W5

telephone: 1-855-474-7384

February 28, 2017

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn:	James Allegretto
Senior Assistant Chief Accountant Office of Consumer Products

Yolanda Guobadia Staff Accountant

Re:	Gripevine Inc.
Amendment No. 1 to Form 10-K for Fiscal year Ended February 29, 2016 Response Dated February 7, 2017 File No. 333-196663

To Whom It May Concern:

On behalf of Gripevine, Inc., formerly known as Baixo Relocation Services Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated February 15, 2017 (the “SEC Letter”) regarding the annual report on Form 10-K for fiscal year ended February 29, 2016 (the “Annual Report”).

Signatures, page 25

1. Please be advised that the signature page in the Annual Report has been revised to reflect the signature of Richard Hue as Chief Executive Officer and Chief Financial Officer on behalf of the Company and in his capacities of President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director.

Item 15. Exhibits, Financial Statement Schedules

2. Please be advised that the filing includes currently dated certifications signed by Richard Hue.

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Securities and Exchange Commission

Page Two

February 28, 2017

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely, Gripevine Inc.

By:	/s/ Richard Hue
President/Chief Executive Officer

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